Exhibit 8.1

Subsidiary	Jurisdiction of Incorporation	Principal Activity
Banco Francés (Cayman) Ltd.	Cayman Islands	Banking services
Atuel Fideicomisos S.A.	Republic of Argentina	Trust services
Francés Valores Sociedad de Bolsa S.A.	Republic of Argentina	Stock exchange brokerage
Credilogros Compañía Financiera S.A.	Republic of Argentina	Financial Institution
Consolidar Cía. de Seguros de Retiro S.A.	Republic of Argentina	Insurance
Consolidar Seguros de Vida S.A.	Republic of Argentina	Insurance
Consolidar AFJP S.A.	Republic of Argentina	Pension and Retirement Fund Administrators
PSA Compañía Financiera S.A.	Republic of Argentina	Financial Institution
Rombo Compañía Financiera S.A.	Republic of Argentina	Financial Institution
Consolidar ART S.A.	Republic of Argentina	Workers Compensation Insurance
BBVA Seguros S.A.	Republic of Argentina	Insurance Company
Assurex S.A.	Republic of Argentina	Insurance Broker